Exhibit 99.1

Electra and Rock Tech Lithium sign Lithium Recycling MOU for North American Market

TORONTO--(BUSINESS WIRE)--November 28, 2023--Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra”) today announced the signing of a memorandum of understanding with Rock Tech Lithium (TSX-V:RCK) for the development of a partnership to supply recycled lithium from Electra’s Ontario battery recycling operations for upgrading to battery-grade lithium chemicals in Rock Tech’s lithium refineries. The companies will leverage their processing expertise to develop a comprehensive, fully sustainable closed-loop service offering for the recycling of lithium-ion battery manufacturing scrap, end-of-life batteries and black mass.

“Partnering with Rock Tech, a leading lithium development company with assets in Europe and North America, complements our recycling strategy by allowing us to further upgrade recycled lithium into a battery grade product,” said Trent Mell, Electra’s CEO. “Collaboration is crucial to create a closed loop for all critical minerals we recover in our black mass refining operation. Jointly with Rock Tech, we are excited to offer an end-to-end battery recycling solution specifically for the lithium market. The partnership is expected to generate an additional revenue stream for Electra, improve our service offering for our clients, and facilitate future growth.”

“At Rock Tech, we are thinking long-term,” emphasized Klaus Schmitz, Rock Tech’s COO. “Developing localized circular lithium value chains is key for this. Electra is an important partner to realize this vision in Ontario and North America. Our collaboration unlocks an important lithium sourcing option and ensures continuous long-term supply for our plants. Our collaboration ensures that lithium recovered from the recycling of end-of-life batteries or battery manufacturing scrap is recovered, refined and returned to the battery value chain as battery-grade lithium product. An efficient, environmentally friendly and truly closed recycling loop.”

Under the agreement, Electra will supply a portion of the lithium recovered from its black mass refinery north of Toronto to Rock Tech for further processing. Rock Tech will upgrade the lithium to battery-grade lithium chemicals at its planned lithium converters. This upgrading step is essential to achieve the quality and purity required to qualify the final lithium product for re-use in the manufacturing process of new batteries.

Processing of material is expected to start in an initial phase beginning in 2026. Supply is expected to increase over time, as Electra continues to expand its battery materials park in a modular fashion.

The companies also intend to explore additional collaboration opportunities including possible licensing of Electra’s technology for application in Europe and the co-location of future battery recycling and lithium refining plants.

Rock Tech is an emerging producer of lithium chemicals through its planned lithium conversion facility in Germany as well as a second proposed lithium converter to be developed in Ontario, Canada. The company is developing a refining platform for both, primary spodumene concentrate and recycled lithium from battery and black mass recycling operations.

Electra is currently constructing North America’s only cobalt sulfate refinery in Temiskaming Shores, Ontario as part of a multipronged effort to co-locate cobalt, nickel, manganese and black mass refining within the refining complex. Electra is currently testing its proprietary hydrometallurgical process to recycle black mass on a plant scale setting, recovering nickel-cobalt MHP, lithium carbonate, graphite and other commercial products.

In May 2023, Electra announced its intention to form a joint venture with the Three Fires Group to source and process lithium-ion battery waste generated by manufacturers of current and future battery cells, electric vehicles, and energy storage systems. Battery waste would be processed at a facility to be located in southern Ontario to produce black mass feed material for Electra’s refinery to recover lithium, nickel, cobalt, copper, manganese and graphite.

About Rock Tech Lithium

Rock Tech is a cleantech company with operations in Canada and Germany on a mission to produce lithium hydroxide for electric vehicle batteries. The Company plans to build lithium converters at the door-step of its customers, to guarantee supply-chain transparency and just-in-time delivery, beginning with the Company's proposed lithium hydroxide merchant converter and refinery facility in Guben, Germany. To close the most pressing gap in the clean mobility story, Rock Tech has gathered one of the strongest teams in the industry. The Company has adopted strict environmental, social and governance standards and is developing a proprietary refining process aimed at further increasing efficiency and sustainability. Rock Tech plans to source raw material from its wholly-owned Georgia Lake spodumene project located in the Thunder Bay Mining District of Ontario, Canada, as well as procuring it from other responsibly producing mines. In the years to come, the Company expects to also source raw material from discarded batteries. Rock Tech's goal: to create a closed-loop lithium production system. www.rocktechlithium.com

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently commissioning North America’s only cobalt sulfate refinery, Electra is executing a multipronged strategy focused on onshoring the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information visit www.ElectraBMC.com.

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding the potential for additional funding from the Federal government of Canada and the government of Ontario and the quantum and terms thereof, adjustments of interest rates on the occurrence of certain events which may impact the attributes of the notes and warrants issued under the Note Offering, including but not limited to a “green bond” designation, and the effective conversion rate of the Notes and Warrants, which is subject to adjustment in certain circumstances, the listing of the Common Shares underlying the notes and the warrants issued under the Note Offering on TSXV and NASDAQ, and the expected use of proceeds of the Offering. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contacts

Joe Racanelli
Vice President, Investor Relations
info@ElectraBMC.com
1.416.900.3891

Konstantin Burger
Head of Investor Relations
info@rocktechlithium.com
+49 89 244109149